

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-7793
Fax (914) 921-5384
www.gabelli.com

GAMCO Asset Management Inc.

December 27, 2012

Mr. William R. Fitzgerald
Chief Executive Officer
Ascent Capital Group, Inc.
5251 DTC Parkway
Suite 1000
Greenwich Village, CO 80111

Dear Mr. Fitzgerald:

To echo our firm's corporate governance policy, we are not for management, nor are we against management, and just like you, we remain committed to stockholder value creation.

Along those lines, our firm's corporate governance policy calls for stockholders to vote on poison pills.

Attached is the proposal we are sending to William E. Niles, your Corporate Secretary, as part of the process for inclusion in Ascent's proxy materials for the 2013 annual meeting of stockholders.

Respectively submitted,

David Goldman
General Counsel

DG/gm
Enclosures

One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7793
Fax (914) 921-5384
dgoldman@gabelli.com



GAMCO Asset Management Inc.

December 27, 2012

Mr. William E. Niles
Corporate Secretary
Ascent Capital Group, Inc.
5251 DTC Parkway
Suite 1000
Greenwich Village, CO 80111


Re: Stockholder Proposal


Dear Mr. Niles:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Ascent Capital Group, Inc. ("Ascent") include the proposal in its proxy statement for the 2013 Annual Meeting of Stockholders. GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated as of September 17, 2008, as amended.

Currently, GAMCO beneficially owns approximately 1,145,294 shares of Ascent's Series A Common Stock. According to our information, this represents 8.62% of the outstanding Series A Common Stock. Attached as Exhibit A is Amendment 10 to our Schedule 13D, dated October 1, 2010. This schedule substantiates that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Ascent since prior to December 27, 2011. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from December 27, 2011 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Ascent holds its 2013 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7793.

Sincerely,



David Goldman

DG/gm
Enclosures





AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

David Goldman, being duly sworn, deposes and says:

1. I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Ascent Capital Group, Inc. ("Ascent") for Ascent's 2013 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Ascent throughout the period since December 27, 2011. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Ascent's 2013 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

David Goldman

Sworn to before me this
27th day of December 2012

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5.21.2015

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Ascent Capital Group, Inc. (the "Company") request the Board of Directors redeem the preferred share purchase rights issued pursuant to the Rights Agreement, dated as of September 17, 2008, as amended, unless the holders of a majority of the outstanding shares of common stock approve the issuance at a meeting of the stockholders held as soon as practical.*

SUPPORTING STATEMENT

As of September 17, 2008, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the outstanding common stock of the Company. Under certain circumstances, the Rights may be exercisable when a person or group acquires a beneficial interest in 10% or more of the outstanding common stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the stockholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the stockholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of stockholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the stockholders' interests. We believe the stockholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE STOCKHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Exhibit A.

Amendment No. 10 to Schedule 13D, filed on October 4, 2010 (complete filing available on EDGAR).